UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 14, 2012

Commission File Number: 001-33800

SearchMedia Holdings Limited

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Rooms 902 and 903, 500 Weihai Road,

Jing An District, Shanghai, China 200041

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SearchMedia Holdings Limited (the “Company”) filed the Notice of Annual General Meeting and Proxy Statement for the 2012 Annual General Meeting of shareholders of the Company as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. The Company filed the Proxy Card for the 2012 Annual General Meeting as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012		SearchMedia Holdings Limited

	By:	/s/ Peter W.H. Tan

	Name:	Peter W.H. Tan
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Notice of Annual General Meeting and Proxy Statement

Exhibit 99.2	Proxy Card

3